November 11, 2009

VIA EDGAR AND FACSIMILE

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ebix, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K filed August 28, 2009 File No. 000-15946

Dear Mr. Krikorian:

We are in receipt of your letter dated October 28, 2009 regarding Ebix’s Annual Report on Form 10-K for December 31, 2008 and its Form 8-K filed on August 28, 2009. We are diligently in the process of preparing thorough responses to this comment letter. We anticipate that we will have all responses to your comments completed and submitted on or before by Tuesday, November 24, 2009.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at 678-281-2028 or at the address indicated above.

Sincerely,

/s/ Robert F. Kerris
Robert F. Kerris
Chief Financial Officer

Cc:	Mr. Robin Raina Mr. Charles M. Harrell, Jr.